STATEMENT OF FINANCIAL CONDITION

American Enterprise Investment Services, Inc.
SEC File Number: 8-42582
December 31, 2019
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-42582

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/19 _____ AND ENDING 12/31/19 _____
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Enterprise Investment Services, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

802 Ameriprise Financial Center, 707 2nd Avenue South
                                   (No. and Street)

| Minneapolis | MN | 55474 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey J. Sherman   612-678-5232
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP

                    (Name – if individual, state last, first, middle name)

| One North Wacker Dr. | Chicago | IL | 60606 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
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OATH OR AFFIRMATION

I, Jeffrey J. Scherman , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Enterprise Investment Services, Inc. , as of December 31 , 20 19 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires Jan. 31, 2025

_____
Notary Public

_____
Signature

Chief Financial Officer
_____
Title

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

American Enterprise Investment Services, Inc.
Statement of Financial Condition
Year ended December 31, 2019

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of American Enterprise Investment Services, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying Statement of Financial Condition of American Enterprise Investment Services, Inc. (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2020

We have served as the Company's auditor since 2010.


American Enterprise Investment Services, Inc.
Statement of Financial Condition
December 31, 2019
(In thousands, except share data)


Assets:

Cash and cash equivalents	$ 32,565
Cash and cash equivalents segregated under federal and other regulations	2,368,566
Receivables:	
Customers	1,009,220
Brokers, dealers and clearing organizations	29,879
Affiliates	22,631
Other (net of allowance of $300)	121,481
Securities borrowed	101,520
Goodwill	41,831
Securities owned, at fair value	34,990
Deposits with clearing organizations	16,229
Accrued interest and dividends receivable	1,470
Other assets	8,462
Total assets	$ 3,788,844

Liabilities and Stockholder's Equity
Liabilities:

Payables:	
Customers	$ 3,164,371
Brokers, dealers and clearing organizations	50,483
Affiliates	105,950
Other	22,568
Securities loaned	104,064
Accrued expenses	20,328
Securities sold, not yet purchased, at fair value	10,330
Accrued interest and dividends payable	191
Total liabilities	3,478,285
Liabilities subordinated to the claims of general creditors	60,000
Commitments and contigencies (see note 17)	

Stockholder's equity:

Common stock, $1 par value:	
Authorized, issued and outstanding shares - 100	—
Additional paid-in capital	195,700
Retained earnings	54,859
Total stockholder's equity	250,559
Total liabilities and stockholder's equity	$ 3,788,844

The accompanying notes are an integral part of these financial statements

American Enterprise Investment Services, Inc.
Notes to Statement of Financial Condition
(in thousands)

1. Organization and Summary of Significant Accounting Policies

Organization

American Enterprise Investment Services, Inc. (the Company) is incorporated under the laws of the State of Minnesota. The company is a wholly-owned subsidiary of AMPF Holding Corp. AMPF Holding Corp. is a wholly-owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company executes and clears trades for accounts introduced by Ameriprise Financial Services, Inc. (AFSI), an affiliated company. The Company also performs services on behalf of mutual fund companies related to the management of customer books and records. The Company is a dealer in corporate and municipal bonds, U.S. Government and Agency securities and certificates of deposit. The Company is a clearing broker dealer registered with the Securities and Exchange Commission (SEC)and the various states in which the Company conducts business and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), the National Association of Securities Dealers Automated Quotations system (NASDAQ) and the Securities Investor Protection Corporation (SIPC).

Significant Accounting Policies

Basis of financial statement preparation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. These estimates reflect the best judgment of management and actual results could differ significantly from those estimates.

Cash and cash equivalents

Cash equivalents can include commercial paper, money market funds, time deposits and other highly liquid investments with original or remaining maturities at the time of purchase of 90 days or less. The Company has evaluated the cash equivalents for credit risk and has determined it is negligible due to the short term nature of the investment.

Receivable from/Payable to customers

Receivables from customers primarily consist of margin loans to brokerage clients and are carried at the estimated net realizable value. The Company is indemnified by AFSI for losses incurred by the Company in connection with clients introduced by AFSI. Payables to customers primarily consist of cash held in brokerage accounts and are carried at the amount of cash on deposit.

Securities borrowed and loaned

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions. These are accounted for as collateralized financing transactions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. As of December 31, 2019, the Company advanced $101,520 of cash collateral with security lenders and received securities with a market value of $98,165 related to those transactions. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. As of December 31, 2019, the Company received $104,064 of cash collateral from security borrowers and loaned securities with a market value of $100,814 related to those transactions. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Interest is accrued on securities borrowed and loaned and the related amounts are included in accrued interest and dividends receivable or payable in the statement of financial condition.

Deposits with clearing organizations

Deposits with clearing organizations consist of cash collateral deposited with clearing organizations to allow the Company to clear trades. These are included in deposits with clearing organizations in the statement of financial condition.

Securities transactions

Proprietary securities transactions (securities owned and securities sold, not yet purchased) in regular-way trades are recorded on the trade date, with the pre-settlement balance reflected as part of receivable from/payable to brokers, dealers, and clearing organizations in the statement of financial condition. Customer securities transactions are recorded on a settlement date basis. Securities owned and securities sold, not yet purchased are carried at fair value on a trade date basis. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the statement of financial condition.

Goodwill

Goodwill represents the amount of an acquired company's acquisition cost in excess of the fair value of assets acquired and liabilities assumed. The Company's goodwill arose from the integration of the clearing operations of Ameriprise Advisor Services, Inc., an affiliated company, on October 5, 2009. The Company evaluates goodwill for impairment annually on the measurement date of July 1 and whenever events and circumstances indicate that impairment may have occurred. In determining whether impairment has occurred, the Company uses the discounted cash flow method. For the year ending December 31, 2019 the impairment test on goodwill did not indicate impairment.

Accrued expenses

Accrued expenses primarily represent amounts due to employees for compensation-related items. These expenses are recognized when incurred.

Income taxes

The Company's provision for income taxes represents the net amount of income taxes that the Company expects to pay or to receive from various taxing jurisdictions in connection with its operations. The Company provides for income taxes based on amounts that the Company believes it will ultimately owe taking into account the recognition and measurement for uncertain tax positions. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items. The Company's taxable income is included in the consolidated federal and state income tax returns of the Parent. The Company provides for income taxes on a separate return basis, except that, under an agreement between the Parent and the Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of the Parent to reimburse its subsidiaries for any tax benefits recorded.

In connection with the provision for income taxes, the financial statements reflect certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes.

Correction of error

Prior to December 2019, the Company had an agreement with the Parent to settle with cash the change in its deferred federal income taxes on a quarterly basis. In 2019, it was determined that the cash settlements should have been reflected as a capital contribution for cash receipts from the Parent and a dividend for cash payments to the Parent. The deferred federal income taxes should have remained on the Company's statement of financial condition as the related assets and liabilities, primarily field force compensation liabilities, remained on the Company's statement of

financial condition. The agreement was terminated in December 2019 and the Company reestablished its deferred federal income taxes. The Company corrected the opening stockholder's equity for January 1, 2019 to correct the treatment of these transactions and reflect the cumulative amount of cash receipts from and cash payments to the Parent for the settlement of deferred federal income taxes as contributions and dividends, respectively.

	Balance at December 31, 2018, as reported	Adjustment	Balance at December 31, 2018, as revised
Statement of Changes in Stockholder's Equity			
Additional paid-in-capital	191,142	4,226	195,368
Retained earnings	55,794	(2,080)	53,714
Total stockholder's equity	$ 246,936	$ 2,146	$ 249,082

2. Recent Accounting Pronouncements

Adoption of New Accounting Standards

Leases – Recognition of Lease Assets and Liabilities on Balance Sheet

In February 2016, the Financial Accounting Standards Board ("FASB") updated the accounting standards for leases. The update was issued to increase transparency and comparability for the accounting of lease transactions. The standard requires most lease transactions for lessees to be recorded on the balance sheet as lease assets and lease liabilities and both quantitative and qualitative disclosures about leasing arrangements. The standard was effective for interim and annual periods beginning after December 15, 2018. As permitted under the new standard, the Company utilized the practical expedient to not record lease assets and lease liabilities on the balance sheet for all short term leases that have a term of twelve months or less. The adoption of the standard did not have other material impacts on the Company's statement of financial condition.

3. Cash, cash equivalents and securities segregated under federal and other regulations

The Company is required to segregate cash and qualified securities in a special reserve account for the exclusive benefit of customers under SEC Rule 15c3-3 (Customer Protection Rule). The Company also performs the computation for assets in the proprietary accounts of brokers (PAB) in accordance with the customer reserve computation set forth in the Customer Protection Rule and segregates cash in a special reserve account for the benefit of the PAB.

As of December 31, 2019, cash and securities segregated under federal and other regulations consisted of the following:

Cash and cash equivalents segregated under federal and other regulations for benefit of :	
Customers	$ 2,368,114
PAB	452
Total cash and cash equivalents segregated under federal and other regulations	$ 2,368,566

4. Cash sweeps

The Company offers clients three options as an automatic investment or sweep of excess cash in their brokerage accounts. Clients can choose from an FDIC Insured interest bearing product, a Dreyfus money market fund or Ameriprise Cash.

The FDIC insured product is either Ameriprise Insured Money Market Account (AIMMA), a multibank program or Ameriprise Bank Insured Sweep Account (ABISA), a single bank model. AIMMA is a multi-bank program with 22 non-affiliated banks and one affiliated bank, Ameriprise Bank, FSB, participating in the program. As of December 31, 2019, $22,088,322 was invested in the FDIC insured programs, of which Ameriprise Bank, FSB held $3,788,076.

The Dreyfus money market option consist of two money market funds, the Dreyfus General Government Securities Money Market Fund and the Dreyfus Government Cash Fund. As of December 31, 2019, there was $194,090 invested in the Dreyfus funds.

The amount of excess cash swept into AIMMA and Dreyfus Funds products is not reported in the statement of financial condition and is not included in the computation for determination of reserve requirement pursuant to rule 15c3-3 as client dollars in AIMMA are the obligations of the respective institutions and the Dreyfus Funds is an investment option that represents customer owned securities.

Ameriprise cash is an interest bearing product and is covered by the SIPC. Clients' assets are subject to coverage thresholds of a maximum of $500 per client, including a $250 limit on claims for cash held in Ameriprise client accounts. As of December 31, 2019, there was $3,116,464 of clients' free credit balances invested in this product. This amount is held on deposit with the Company and is included as payable to customers in the statement of financial condition and is included in the computation for determination of reserve requirement pursuant to rule 15c3-3.

5. Customer receivables and payables

Customer receivables include amounts due on margin and cash transactions. Customer receivables are primarily collateralized by securities with market values in excess of the amounts due. At December 31, 2019, less than 1% of receivables from customers are unsecured per the FINRA definition. In accordance with the intercompany clearing agreement, the introducing broker dealer, AFSI, has agreed to indemnify the Company and therefore the Company has not established an allowance for any potential losses based upon an evaluation of customer accounts. In addition, appropriate deductions are made in the Company's net capital computation, as AFSI is an affiliated company. It is the policy of the Company to monitor the market value of the collateral and to request additional collateral when necessary. Such collateral is not reflected on the accompanying statement of financial condition.

Customer payables represent free credit balances, funds deposited by customers and funds accruing to customers as a result of settled trades.

The components of receivables from and payables to customers as of December 31, 2019 are as follows:

Receivables:	
Margin loans	$ 933,631
Other customer receivables	75,589
Total receivables	$ 1,009,220
Payables:	
Free credit balance	$ 3,116,464
Other customer payables	47,907
Total payables	$ 3,164,371

6. Receivables from and payables to brokers, dealers, and clearing organizations

Broker receivables and payables arise primarily from securities transactions executed by the Company for customers and non-customers introduced by AFSI. Broker receivables are generally collected within 30 days and are collateralized by securities in physical possession or control, on deposit, or receivable from customers or other brokers.

Broker payables represent amounts related to the unsettled purchase of securities. The value of such securities at December 31, 2019 approximates the amounts owed.

The components of receivables from and payables to brokers, dealers, and clearing organizations as of December 31, 2019 are as follows:

Receivables:		
Securities failed to deliver	$	7,113
Funds due from clearing organizations and financial institutions, net		22,766
Total receivables	$	29,879
Payables:		
Securities failed to receive	$	15,213
Funds due to clearing organizations and financial institutions, net		35,270
Total payables	$	50,483

The Company has the ability to hypothecate and rehypothecate customer securities. In addition, the Company monitors the market value of collateral held. It is the policy of the Company to request and receive additional collateral when required.

7. Other receivables

Other receivables include $38,174 for third party marketing support, $26,433 for networking and sub-accounting fees, $15,266 for receivables related to customers investment in affiliated companies' products, $25,243 for distribution fees from cash sweep products, $10,660 for customer account maintenance fee and $5,705 for other miscellaneous receivables.

8. Securities owned and securities sold, not yet purchased

As of December 31, 2019, securities owned by the Company and securities sold, not yet purchased by the Company were $34,990, and $10,330, respectively. Of the securities owned by the Company, $7,986 is held at the Option Clearing Corporation (OCC) as part of required clearing deposit. Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition. Holdings are primarily debt securities including corporate, government and agencies, and municipal debts.

9. Goodwill

Goodwill is not amortized but is instead subject to impairment tests. For the year ended December 31, 2019, the tests did not indicate impairment.

10. Fair values of assets and liabilities

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are defined as follows:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 – Prices or valuation based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Assets

Segregated securities under federal and other regulations

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally-recognized pricing services, or other model-based valuation techniques such as the present value of cash flows. All segregated securities are treasury notes, and are classified as Level 1 as the fair values of the securities are obtained from nationally-recognized pricing services.

Customer receivables

Customer receivables are measured at outstanding balances, which are a reasonable estimate of fair value because of the sufficiency of the collateral and short term nature of these receivables. Margin loans that are sufficiently collateralized are classified as Level 2. This balance is not included in the following table.

Securities borrowed

Securities borrowed require the Company to deposit cash or collateral with the lender. As the market value of the securities borrowed is monitored daily and the transactions are short term, the carrying value is a reasonable estimate of fair value. The fair value of securities borrowed is classified as Level 1 as the value of the underlying securities is based on unadjusted prices for identical assets. This balance is not included in the following table.

Securities owned

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally-recognized pricing services, or other model-based valuation techniques such as the present value of cash flows. Level 1 securities primarily include U.S. treasury notes, equity securities and mutual funds traded in active markets. Level 2 securities primarily include corporate bonds, residential mortgage backed securities, commercial mortgage backed securities, asset backed securities, state and municipal obligations and U.S. agency and foreign government securities. The fair value of these Level 2 securities is based on a market approach with prices obtained from third party pricing services. Observable inputs used to value these securities can include, but are not limited to, reported trades, benchmark yields, issuer spreads and non-binding broker quotes. Other Level 2 securities include primarily unit investment trusts.

Liabilities

Customer payables

Customer deposits are liabilities with no defined maturities and fair value is the amount payable on demand at the reporting date. The fair value of these deposits is classified as Level 1. This balance is not included in the following table.

Securities loaned

Securities loaned require the borrower to deposit cash or collateral with the Company. As the market value of the securities loaned is monitored daily and the transactions are short term, the carrying value is a reasonable estimate of fair value. Securities loaned are classified as Level 1 as the fair value of the underlying securities is based on unadjusted prices for identical assets. This balance is not included in the following table.

Securities sold, not yet purchased

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally-recognized pricing services, or other model-based valuation techniques such as the present value of cash flows. Level 1 securities primarily include U.S treasury notes, and equity securities traded in active markets. Level 2 securities primarily include corporate bonds, residential mortgage backed securities, commercial mortgage backed securities and asset backed securities. Level 2 other securities include primarily unit investment trusts.

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
Assets				
Segregated cash equivalents	$ 4,993	$ —	$ —	$ 4,993
Government and agency obligation	7,986	722	—	8,708
Corporate bonds	—	11,505	—	11,505
Municipal bonds	—	13,441	—	13,441
Equities	775	—	—	775
Other securities	—	561	—	561
Total assets at fair value	$ 13,754	$ 26,229	$ —	$ 39,983
Liabilities				
Securities sold, not yet purchased				
Corporate bonds	$ —	$ (3,609)	$ —	$ (3,609)
Government and agency obligation	(6,667)	—	—	(6,667)
Municipal bonds	—	(10)	—	(10)
Other securities	(35)	(9)	—	(44)
Total liabilities at fair value	$ (6,702)	$ (3,628)	$ —	$ (10,330)

Fair Value of Financial Instruments

Other financial instruments are recorded by the Company at fair value or at contract amounts, which approximate fair value and include receivables from and payables to brokers, dealers and clearing organizations; deposits with clearing organizations; and amounts receivable from and payable to affiliates. These financial instruments have short-term maturities (one year or less), are repriced frequently or bear market interest rates and, accordingly, are carried at amounts which are a reasonable estimate of fair value.

11. Financing activities and off-balance sheet risk

The Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to cover losses that customers incur, or contra brokers are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral, or reduce positions, when necessary.

In August 2019, the Company has entered into agreements for uncommitted lines of credit with three third party banks, having a combined limit of $500,000. There were no draws on the lines of credit during the period ending December 31, 2019.

The Company enters into securities borrowing transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requires that additional collateral be deposited with or returned by the Company when deemed necessary.

In the normal course of business, the Company obtains securities under securities borrowed and custody agreements on terms which permit it to pledge the securities to others. At December 31, 2019, the Company obtained securities with a fair value of approximately $1,170,895 on such terms, for which $263,788 have been either pledged or otherwise transferred to others in connection with the Company's financing activities. Of the securities pledged, the market value of securities pledged at the OCC was $162,975.

12. Related-party transactions

The Company maintains two revolving lines of credit with the Parent aggregating up to $750,000 to fund short term operational needs: $300,000 committed and $450,000 with lender discretion. For the year ended December 31, 2019, the Company utilized the line of credit 105 days and during this period had an average overnight borrowing of $84,600. There was an outstanding balance on the line of credit of $71,000 at December 31, 2019 which is in receivables from affiliates in the statement of financial condition.

The Company entered into an agreement with an affiliate, Ameriprise Holdings, Inc. (AHI) related to the use of property, equipment and similar items. Under this agreement the Company compensates AHI for use of property, equipment and similar items that AHI owns or maintains.

Receivables due from affiliates on the statement of financial condition as of December 31, 2019, primarily include $8,232 clearing fees and other related receivables from AFSI, marketing support of $1,979 from CMID and $4,008 networking sub-accounting fees from CMIS.

Payables due to affiliates on the statement of financial condition as of December 31, 2019, primarily include a $71,000 loan and $31,178 for administrative and service costs to the Parent, and $3,245 for trading concessions to AFSI.

The Company participates in the Parent's Retirement Plan (the Plan), which covers all permanent employees age 21 and over who have met certain employment requirements. Contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act (ERISA).

The Company also participates in defined contribution pension plans of the Parent that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions.

The Company participates in defined benefit health care plans of the Parent that provide health care and life insurance benefits to retired employees. The plans include participant contributions and service related eligibility requirements.

The Company also participates in the Parent's Incentive Compensation Plan. Under the Incentive Compensation Plan, employees are eligible to receive incentive awards including stock options, RSAs, non-qualified options, RSUs, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction. The Company pays various employee benefit plan expenses to the Parent including expenses associated with RSAs, RSUs, stock options and deferred compensation plans, based on the value of the awards issued to the Company's employees.

In the normal course of the business, the Company provides distribution services to entities which may have a direct financial interest in the Parent. Fees earned include networking and subaccounting fees. These amounts have been reflected within the corresponding financial statement line item.

For the year ending December 31st, 2019, the Company paid dividends to the Parent of $485,029 and received a capital contribution of $332.

American Enterprise Investment Services, Inc.
Notes to Statement of Financial Condition
(in thousands)

In the normal course of business, the Company's or its affiliates' executive officers and directors may have brokerage accounts or other financial products offered by the Company or its affiliates.

13. Subordinated Liabilities

The Company entered in a subordinated loan agreement with the Parent on January 25, 2017. Under this agreement the Parent lent the Company $60,000 with an initial term of 5 years to be repaid no later than January 22, 2022. The Company has the option to renew the current agreement in one-year increments in perpetuity. The loan bears interest to be paid monthly at a rate of one month LIBOR plus 0.90% per annum. The loan agreement has been approved by FINRA to be added as allowable liabilities in computing net capital under the SEC's SEA Rule 15c3-1(d). Pursuant to the agreement, the Parent must notify the Company on or before the day thirteen months preceding the maturity if they do not intend to extend the maturity date of the agreement.

14. Net capital provisions

As a registered broker dealer, the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1).

The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to 2% of combined aggregate customer-related debit items, as defined (or $250, if greater).

At December 31, 2019, the Company's net capital was $133,341 or 12% of aggregate debit balances, and $111,270 in excess of required net capital. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

15. Income taxes

The Company had a receivable from the Parent for federal income taxes of $6,430, and a payable to the Parent for state income taxes of $9,204 at December 31, 2019. In the statement of financial condition, the receivable is included in the receivable from affiliates line and the payable is included in the payable to affiliates line.

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2019 are as follows:

	2019
Deferred income tax assets:	
Deferred compensation	$ 2,765
State income tax	233
Other	73
Total deferred income tax assets	$ 3,071

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2019
Balance at January 1	$ 5,734
Additions based on tax positions related to the current year	2,694
Additions for tax positions of prior years	337
Reductions for tax positions of prior prior years	(1,904)
Balance at December 31	$ 6,861

If recognized, approximately $5,420, net of federal tax benefits, of unrecognized tax benefits as of December 31, 2019, would affect the effective tax rate.

Based on the current audit position of the Company, it is estimated that the total amount of gross unrecognized tax benefits may increase from $200 to $300 in the next 12 months, primarily due to state exams.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of the income tax provision. The Company has recognized a decrease of $280 of interest or penalties. At December 31, 2019 the Company had a payable of $459 related to accrued interest and penalties.

The Company files income tax returns, as part of its inclusion in the consolidated federal income tax return of Ameriprise Financial (the Parent), in the U.S. federal jurisdiction and various state jurisdictions. In the third quarter of 2019, the federal statutes of limitation closed for the 2014 and 2015 tax years. The Parent's tax returns for 2014 and 2015 are effectively settled except for one issue which was claimed on amended returns filed in the second quarter of 2019. The IRS is currently auditing the Parent's U.S. income tax returns for 2016 and 2017. Ameriprise Financial's or its subsidiaries', including the Company's, state income tax returns are currently under examination by various jurisdictions for years ranging from 2009 through 2017.

16. Commitments, contingencies and other legal and regulatory matters

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and may indemnify them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated, however, the Company believes that it is unlikely.

The Company may be involved, in the normal course of business, in legal, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its operations. These include proceedings specific to the Company, as well as proceedings generally applicable to business practices in the industries in which it operates. Uncertain economic conditions, volatility in the financial markets, and significant recently enacted financial reform

legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. From time to time, the Company receives requests for information from, and/or has been subject to examination or claims by, the SEC, the FINRA, and other governmental and quasi-governmental authorities concerning the Company's business activities and practices. These legal and regulatory inquiries, proceedings and potential disputes are subject to uncertainties and, as such, the Company is unable to predict the ultimate resolution or range of loss that may result. In accordance with applicable accounting standards, the Company establishes an accrued liability for contingent litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. In such cases, there still may be an exposure to loss in excess of any amounts reasonably estimated and accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability, but continues to monitor, in conjunction with any outside counsel handling a matter, further developments that would make such loss contingency both probable and reasonably estimable. Once the Company establishes an accrued liability with respect to a loss contingency, the Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established, and any appropriate adjustments are made each quarter.

17. Offsetting assets and liabilities

Certain financial instruments and derivative instruments are eligible for offset in the Balance Sheet under U.S. GAAP. The Company's securities borrowing and lending agreements are subject to master netting arrangements and collateral arrangements and meet the U.S. GAAP guidance to qualify for offset. A master netting arrangement with counterparty creates a right of offset for amounts due to and from that same counterparty that is enforceable in the event of a default or bankruptcy. Securities borrowed and loaned result from transactions between the Company and other financial institutions and are recorded at the amount of cash collateral advanced or received.

All securities borrow and loan transactions have an open contractual term and, upon notice by either party, may be terminated with in three business days. As of December 31, 2019, all securities loan open contracts are equity securities.

The Company's policy is to recognize amounts subject to master netting arrangements on a gross basis on the Statement of Financial Condition.

The Company's assets subject to master netting arrangements as of December 31, 2019, are as follows:

| | Gross amounts of recognized assets | Gross amount offsets in the statement of financial condition | Amounts of assets presented in the statement of financial condition | Gross amount not offset in the statement of financial condition | | Net amount |
				Financial instruments [1]	Security collateral	
Securities borrowed	$ 101,520	$ —	$ 101,520	$ (14,009)	$ (84,641)	$2,870
Total	$ 101,520	$ —	$ 101,520	$ (14,009)	$ (84,641)	$2,870

1) Represents the amount of assets that could be offset by liabilities with the same counterparty under master netting arrangements that management elects not to offset on the Statement of Financial Condition.

The Company's liabilities subject to master netting arrangements as of December 31, 2019, are as follows:

| | Gross amounts of recognized assets | Gross amount offsets in the statement of financial condition | Amounts of assets presented in the statement of financial condition | Gross amount not offset in the statement of financial condition | | Net amount |
				Financial instruments [1]	Security collateral	
Securities loaned	$ 104,064	$ —	$ 104,064	$ (14,009)	$ (87,289)	$ 2,766
Total	$ 104,064	$ —	$ 104,064	$ (14,009)	$ (87,289)	$ 2,766

1) Represents the amount of liabilities that could be offset by assets with the same counterparty under master netting arrangements that management elects not to offset on the Statement of Financial Condition.

18. Subsequent events

As of February 26, 2020, which is the date the financial statements were available to be issued, the Company has evaluated events or transactions that may have occurred after the financial condition date for potential recognition or disclosure.